MINTZ LEVIN Daniel H. Follansbee | 617 348 4474 | dhfollansbee@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

May 24, 2013
VIA EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tabatha Akins
Re:    QIAGEN N.V.
Form 20-F for the Year Ended December 31, 2012
Filed on March 4, 2013
File Number: 000-28564
Ladies and Gentlemen:
On behalf of QIAGEN N.V. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) this letter in response to comments contained in the letter dated May 13, 2013 from Jim B. Rosenberg of the Staff (the “Staff”) of the Commission to Roland Sackers, the Company’s Chief Financial Officer. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.
On behalf of the Company, we advise you as follows:
Notes to Consolidated Financial Statements
3. Summary of Significant Accounting Policies and Critical Accounting Estimates
Revenue Recognition, page F-11

1.	Comment: We have reviewed your disclosure and have the following comments:
You state “Revenue from intellectual property and patent sales is recognized when earned, either at the time of sale, or over the performance period.” Please provide us proposed revisions to your disclosure to be included in future filings indicating the factors that determine whether you recognize revenue at the time of sale or over the performance period.
Response: The Company respectfully notes the Staff’s request for clarification and proposes to include the following revised disclosure in future filings:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
May 24, 2013

“Revenue from intellectual property and patent sales is recognized when earned, either at the time of sale when title transfers or over the ~~performance~~ contract period when licensed.”
With respect to the last paragraph on page F-11, you state “Revenue from instrumentation equipment is generally recognized when title passes to the customer, upon either shipment or written customer acceptance after satisfying any installation and training requirements.” Please provide us your analysis with references to authoritative literature supporting why revenue recognition at the time title transfers to the customer is appropriate. Clarify for us whether there are any remaining performance obligations to provide products or services and your consideration in recognizing revenue when title transfers. Further, regarding your reference to generally in your policy, tell us in what instances and how revenue is recognized when not at the time title transfers.
Response: Some of the Company’s instruments such as QIAcube, are considered “plug and play” because there are no installation or training requirements; therefore, the customer can set up and use the instrumentation without any additional performance obligation by us. Others, such as QIAsymphony, do require specialized installation or training before the customer can use the instrument.
For the “plug and play” instrumentation which does not require the Company’s installation or training expertise, the Company recognizes revenue when title transfers in accordance with ASC 605-15-25-1b which states in relevant part “…revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues.” In relatively rare cases, a customer purchasing a “plug and play” instrument may still specify acceptance criteria on the purchase order. In those cases, the Company recognizes revenue upon customer acceptance, typically less than 30 days following delivery.
Instruments which require the Company’s installation or training expertise are considered “configured” instruments by the Company. For these instruments, the instrument and the installation are a combined unit of accounting and therefore revenue is recognized when the installation is complete and not at the time title transfers (when the instrument is delivered) in accordance with ASC 605-15-25-1b. For configured instruments, the time frame between delivery and installation is typically less than 30 days.
The Company respectfully notes the Staff’s suggestion to improve the disclosure and accordingly in future filings will not use the word “generally” as shown below since the instances where instrument sales are not recognized when title passes (e.g., when there are acceptance provisions or for sales of configured instruments) are insignificant.
“Revenue from instrumentation equipment is ~~generally~~ recognized when title passes to the customer, upon either shipment or written customer acceptance after satisfying any installation and training requirements.”

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
May 24, 2013

With respect to your disclosure in the first paragraph on page F-12, please provide us your analysis with reference to authoritative literature supporting why revenue under your reagent rental agreement is generally recognized as the consumable products are shipped. Further, regarding your reference to generally in your policy, tell us in what instances and how revenue is recognized when not as the consumable products are shipped.
Response: The Company notes that the subject disclosure was added to its Financial Statements for the Year Ended December 31, 2012 in order to satisfy German regulatory requirements and, because instrument sales under reagent rental agreements are immaterial (they represent less than 2% of the Company’s total net sales), historically the Company has not included disclosure about the program or any related disclosure about these lease-type arrangements.
Under the Company’s reagent rental agreements, the customer gains use of an instrument and commits to purchase consumable products while title to the instrument remains with the Company. In these agreements, the consumable product purchases are made at a premium to a stand-alone purchase of consumable products and a portion of the price charged for the consumable products represents the rental value of the instrument. Therefore, reagent rental agreements contain several elements and the governing authoritative literature is ASC 605-25.
The two primary elements in the arrangements, as noted above, are the lease of the instrument and the consumables. The Company notes in its disclosure that revenue is generally recognized as the consumable products are shipped, as this is the case as when consumable product purchases are spread evenly throughout the term of the agreement. In effect, the Company records the straight line revenue related to the instrument rental income over the term of the lease and the sales of the consumables as shipped. In other cases, however, the consumable product purchases are not evenly spread over the term of the agreement and therefore, the Company records the sales related to the consumable when shipped, and the straight line revenue of the instrument rental may result in deferred revenue, depending on the pattern of shipment of consumables and billings since the invoices are bundled. Given the insignificance of the amount of revenue related to these reagent rentals the Company did not believe that more detailed disclosure regarding the policy was appropriate and accordingly stated the policy more generally. Similarly, the Company has not provided detailed disclosure under ASC 650-25-50-2 with respect to reagent rental agreements due to immateriality.
To more clearly disclose the multiple element revenue recognition policy from the Company’s reagent rental agreements, the Company will revise the disclosure in future filings by combining the disclosure with the multiple element arrangement disclosure. Accordingly, the Company proposes in future filings to revise the disclosure as follows:
“We offer our customers access to our instrumentation via reagent rental agreements which place instrumentation with customers without requiring them to purchase the

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
May 24, 2013

equipment. Instead, we recover the cost of providing the instrumentation in the amount charged for Sample and Assay Technology consumable products. The instruments placed with customers under a reagent rental agreement are depreciated and charged to cost of sales on a straight-line basis over the estimated life of the instrument, typically 3 to 5 years. The costs to maintain these instruments in the field are charged to cost of sales as incurred. Revenue from these reagent rental agreements is allocated to the elements within the arrangement (the lease, the sale of consumables and/or services) in accordance with ASC 605-25, Revenue Recognition—Multiple-Element Arrangements and recognized for each unit of accounting as appropriate. ~~generally recognized as the consumable products are shipped.~~”
Regarding the discussion, on page F-12, of contracts with multiple elements accounted for under 605-25, please provide us proposed disclosure to be included in future filings indicating to what revenue and to what extent this discussion relates. Also include in your proposed disclosure a discussion of the significant deliverables and their timing, the units of accounting including why a deliverable is or is not a separate unit of accounting, the composition of arrangement consideration and the general timing of revenue recognition for significant units of accounting. Refer to ASC 605-25-50-2.
Response: The multiple element arrangements relate to sales of the Company’s instrumentation in cases where, either under a reagent rental arrangement or an outright sale, the customer purchases the instrumentation together with installation, training and/or products (consumables) or other services (such as extended warranty services or product maintenance contracts). The Company respectfully notes that the multiple element arrangement discussion is included under the topic of “Instrumentation” and follows the disclosure of the reagent rental agreements but acknowledges that it may be unclear that the multiple element disclosure relates to instrumentation, particularly with the carryover from page F-11 to page F-12. Accordingly, the Company proposes in future filings to clarify the disclosure as follows:
“We have contracts with multiple elements which include instrumentation equipment, either leased under a reagent rental agreement or sold directly, together with other elements such as installation, training, extended warranty services or product maintenance contracts or consumable products. These contracts are accounted for under ASC 605-25, Revenue Recognition—Multiple-Element Arrangements. Multiple-element arrangements are assessed to determine whether there is more than one unit of accounting. In order for a deliverable to qualify as a separate unit of accounting, all of the following criteria must be met:
•    The delivered items have value to the client on a stand-alone basis;
•    The arrangement includes a general right of return relative to the delivered items, and

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
May 24, 2013

•    Delivery or performance of the undelivered items is considered probable and substantially in the control of the Company.
Arrangement consideration is allocated at the inception of the arrangement to all deliverables on the basis of their relative selling price. Effective as of January 1, 2011, when applying the relative selling price method, the selling price for each deliverable is determined using (a) vendor-specific objective evidence (VSOE) of selling price, if it exists; or otherwise (b) third-party evidence of selling price. If neither vendor-specific objective evidence nor third-party evidence of selling price exists for a deliverable, then the best estimated selling price for the deliverable is used. Prior to January 1, 2011, only the vendor-specific objective evidence of selling price was used. The arrangement consideration is allocated to the separate units of accounting based on each unit’s relative fair value. Revenue is then recognized using a proportional-performance method, such as recognizing revenue based on relative fair value of products or services delivered, or on a straight-line basis as appropriate. If these criteria are not met, deliverables included in an arrangement are accounted for as a single unit of accounting and revenue and costs are deferred until the period in which the final deliverable is provided.
Revenues from our multiple-element arrangements include instrumentation equipment installation, training, extended warranty services or product maintenance contracts or consumable products. Revenues from installation and training are recognized as services are completed, based on VSOE, which is determined by reference to the price customers pay when the services are sold separately. Revenues from extended warranty services or product maintenance contracts are recognized on a straight-line basis over the term of the contract. VSOE of fair value of extended warranty services or product maintenance is determined based on the price charged for the maintenance and support when sold separately. Revenues from the instrumentation equipment and consumable products are recognized when the products are delivered and there are no further performance obligations. VSOE of fair value of instrumentation equipment and consumable products is determined based on the price charged for the instrument and consumables when sold separately.”

________________________________

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
May 24, 2013

As requested, this response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Commission may have additional comments after reviewing this letter.
In addition, as requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding the foregoing, kindly contact the undersigned at (617) 348-4474. Thank you for your time and attention.

Very truly yours,

/s/ Daniel H. Follansbee
Daniel H. Follansbee

cc: Securities and Exchange Commission
Jim B. Rosenberg
Mary Mast
QIAGEN N.V.
Roland Sackers, Chief Financial Officer
Susan Stefanelli, Senior Director SEC Reporting
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jonathan L. Kravetz, Esq.